Filed Pursuant to Rule 433
Registration No. 333-133852
BANK OF AMERICA CORPORATION
36,000,000 Depositary Shares, Each Representing a 1/1,000th Interest in a Share of
Bank of America Corporation 7.25% Non-Cumulative Preferred Stock, Series J
FINAL TERM SHEET
Dated November 14, 2007

Issuer:	Bank of America Corporation

Security:	Depositary Shares, each representing a 1/1,000th interest in a share of Bank of America Corporation 7.25% Non-Cumulative Preferred Stock, Series J

Ratings:	Aa3 (Moody’s) / A+ (S&P) / AA– (Fitch)

Size:	36,000,000 Depositary Shares

Maturity:	Perpetual

Day Count:	30/360

Trade Date:	November 14, 2007

Settlement Date:	November 20, 2007 (DTC)

Dividend Rate (Non-Cumulative):	7.25%

Dividend Payment Dates:	February 1, May 1, August 1, and November 1 of each year, beginning February 1, 2008.

Optional Redemption:	On any Dividend Payment Date on or after November 1, 2012 (subject to limitations described in the prospectus supplement dated November 14, 2007).

Public Offering Price:	$25 per depositary share

Underwriting Commissions(1):	$28,350,000

Net Proceeds (before expenses) to Bank of America Corporation(2):	$871,650,000

Book-Running Manager:	Banc of America Securities LLC

Lead Manager:	Incapital LLC

Senior Co-Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated UBS Securities LLC Wachovia Capital Markets, LLC

Junior Co-Manager:	RBC Dain Rauscher Inc.

Listing:	NYSE

CUSIP for the Depositary Shares:	060505 724

(1)	To the extent of sales to certain institutions, the total underwriting commissions will be less than the total shown above.

(2)	To the extent of sales to certain institutions, the net proceeds will be more than the total shown above.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Bank of America Corporation or the lead underwriter will arrange to send you the prospectus if you request it by contacting Bank of America Corporation, Corporate Treasury — Securities Administration, at 1-866-804-5241, or Banc of America Securities LLC, toll free at 1-800-294-1322. You may also request a copy by e-mail from securities.administration@bankofamerica.com or dg.prospectus_distribution@bofasecurities.com.